FIDELITY INVESTMENTS LIFE INSURANCE COMPANY

Salt Lake City, Utah

ESTATE PROTECTION RIDER

FOUR YEAR TERM

This Rider is an additional part of the Fidelity Lifetime Reservessm Survivorship Variable Universal Life Insurance Policy ("Policy") to which it is attached. It is issued in consideration of the application and payment of the Monthly Deductions for the Policy. There are no separate charges for this Rider.

Effective Date. This Rider takes effect on the Policy Date.

Benefit. This Rider provides an additional insurance amount ("Rider Benefit"), payable on the death of the second of the two Insureds to die. The amount of the Rider Benefit is set out in the Policy Schedule.

On receiving due proof of the death of both Insureds while the Rider was in force, and subject to the Policy's terms and conditions, we will pay the Rider Benefit amount to the same Beneficiaries and in the same manner as the Insurance Proceeds payable under your Policy.

Suicide. If either Insured dies by suicide, whether sane or insane, within two years after the Policy Date, no payments will be made under this Rider.

Incontestability. With respect to each Insured, we will not contest the validity of this Rider after it has been in force during each Insured's lifetime for two years from the Policy Date.

Benefit Reduction. The Rider Benefit amount will be reduced proportionally upon the occurrence of any of the following:

(a) any reduction in the Face Amount of the Policy; or

(b) a Partial Withdrawal made under a Policy with Death Benefit Option A.

Termination. This Rider terminates on the earliest of:

(a) the Policy Anniversary four years after the Policy Date; or

(b) the termination of your Policy.

No Reinstatement. If the Policy is reinstated after a Lapse, this Rider will not be reinstated.

Signed for the Company at its Executive Office in Boston, Massachusetts

/s/Melanie Calzetti-Spahr	/s/David J. Pearlman
President	Secretary